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E-Mail: cwiener@quarles.com

December 16, 2008

United States Securities and Exchange Commission -
Division of Corporation Finance
100 F. Street NE
Washington, DC  20549

Attention:    John Madison

RE:   Delta Oil & Gas, Inc.
          Registration Statement on Form S-4
          Filed October 7, 2008
          File No. 333-153880

          Form 10-Q for Fiscal Quarter Ended June 30, 2008
          Filed August 14, 2008
          File No. 0-52001

Dear Mr. Madison:

We write on behalf of Delta Oil & Gas, Inc., ("the Company") in response to Staff's letter of November 4, 2008 by H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the "Commission") regarding the above-referenced Registration Statement on Form S-4 (the "Comment Letter").  On behalf of the Company, we have filed with the Commission via the EDGAR system, the First Amended Registration Statement on Form S-4 (The "First Amended S-4").

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Registration Statement on Form S-4

General

1.  Please confirm that you will file a schedule to-t in connection with this tender offer as soon as practicable on the date of commencement. Refer to rule 14d-3(a)(1) and (2).

In response to this comment, the Company confirms that it will file a Schedule TO-T in connection with this tender offer as soon as practicable on the date of commencement.

2.  Confirm for us that the offer will be open for a full 20 business days, as required by Rule 14e-1(a).  See Rule 14d-1(g)(3) for additional guidance on the definition of "business day."

In response to this comment, the Company confirms that the offer will be open for at least a full 20 business days, as required by Rule 14e-1(a).

3.   In an appropriate location, please revise to include the information required by Item 1007(a), (b) and (d) of Regulation M-A and corresponding Item 7 of Schedule TO.

In response to this comment, the Company revised its disclosure to include the source and amount of funds disclosure required by Item 1007(a)(b) and (d) of Regulation M-A within the summary and the description of the offer sections of the filing.

4.  Include the consent from Stallion's auditor as required under Rule 436, or provide the affidavits required by Rule 437.

In response to this comment, the Company included the consent from Stallion’s auditor as an exhibit.

5.  Include complete reliable information on Stallion as required by Part C of Form S-4, or provide a justification for why you are not required to include such disclosure.  We direct your attention to Staff Accounting Bulletin Topic 1A.

In response to this comment, the Company deleted disclosure in the section titled “Information Concerning Stallion” on page 1 and in the risk factors which indicated that the Company was not required to include complete reliable information on Stallion.

Summary, page 3

 Acceptance for Purchase of, and Payment for….page 5

6.  We note that you will pay promptly following the expiry time and, in any event, not later than 10 days after the expiry time.  Please tell us how this payment schedule complies with the requirement to pay promptly under Rule 14e-1(c).  See Exchange Act Release 43069 at section II.D. (July 24,2000).

In response to this comment, the Company revised its disclosure to indicate that it will pay promptly following the expiry time and, on any event, not later than the third business day after the expiry time consistent with the view of the Commission set forth in Exchange Act Release 43069 at section II. D.

Right to Withdraw, page 5

7.  We note that you describe the right to withdraw in relation to acceptance.  Please revise, here and on page 73, to describe the right to withdraw in relation to the expiration date so that it is clear to stockholders that they may withdraw deposited shares during the period that the offer remains open.  Refer to Rule 14d-7(a).

In response to this comment, the Company revised its disclosure in the summary section on page 5 and also on page 73 to clarify that Stallion stockholders may withdraw at any time any deposited common shares during the period that the offer remains open.

The Offer, page 65

Conditions of the Offer, page 66

8.  Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied.  Please revise the reference to "threatened" actions since it is unclear how these actions could be objectively determined.

In response to this comment, the Company deleted reference to “threatened” actions.

9.  We note that you reserve  the right to terminate the offer on or before expiration if any condition remains unsatisfied or has not been waived.  Please revise to clarify that all conditions of the offer, other than those dependant upon the receipt of necessary government approvals must be satisfied or waived before the expiration of the offer.

In response to this comment, the Company revised its disclosure to clarify that all conditions of the offer, other than those dependant upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

Extension of Expiry Time….page 68

10.  We note that the offer is conditioned on the tender of 80% of the total outstanding shares of Stallion.  Please revise to state in the event of material change, including a waiver of the minimum condition, you will extend the offer period if necessary so that at least five business days remain in the offer, following notice of the material change and that in the event of a change in price, the amount of securities sought, or other similarly significant change, you will extend the offer period so that at least ten business days remain in the offer, following notice of the change.  Refer to Rule 14d-4(d)(2).

In response to this comment, the Company revised its disclosure to state the information set forth above in accordance with Securities Exchange Act Rule 14d-4(d)(2).

General, page 70

11.           We note that Delta has indicated depositing shareholders effectively agree that Delta's determinations regarding validity of tenders and interpretation of offer terms and conditions shall be final and binding.  Please revise to indicate that depositing shareholders may challenge Delta's determinations in a court of competent jurisdiction.

In response to this comment, the Company revised its disclosure to indicate that depositing shareholder may challenge its determinations in a court of competent jurisdiction.  The Company deleted references that its determinations and interpretations shall be final and binding.

Other Terms, page 75

12.  We note that you reserve the right to transfer the right to purchase shares in this offer.  Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer.  Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

In response to this comment, the Company confirms its understanding that any entity to which it assigned the right to purchase shares in this offer must be included as a bidder in this offer which may also require the dissemination of additional offer materials

Background of the Offer, page 76

13.  Provide a more detailed description of the merger background.  While you identify each meeting that occurred and the participants, you cite only the topic discussed but provide no description as to the substance of those discussions of that meeting.  We direct your attention to Regulation M-A. For example, please:

•	specify the details of how the Board identified Stallion as a potential acquisition candidate; and

•	provide a brief description of the types of "questions" asked during meetings or discussions with any financial advisors.

In response to this comment, the Company in the discussion on the background of the offer provided a more detailed description of the background for the proposed transaction which included a description as to the substance of certain discussions.

Financial Statements

14.  Please revise to include the ratio of earnings to fixed charges for the periods described in Item 1010(a)(3) and (b)(2) of Regulation M-A.

In response to this comment, the Company discloses on a supplemental basis that there is no calculable ratio of earnings to fixed charges for the periods described in Item 1010(a)(3) and (b)(2) of Regulation M-A because the Company’s fixed charges for these periods is zero.  For these periods, the Company has no (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) estimated interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.  Additionally, the Company is not registering either debt securities or preference equity securities.

Exhibits

15.  Provide signed final legal and tax opinions as required under Item 601 of Regulation S-K.  We will need sufficient time to review the opinions upon their filing.

In response to this comment, the Company provided as exhibits to the First Amended S-4 legal and tax opinions as required under Item 601 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Controls and Procedures, page 16

16.  In future filings, if true, state clearly that there have been no changes in your internal controls over financial reporting during the reporting period that have materially affected or are reasonably likely to materially affect such controls.  Do not limit the changes you address to just those that you deem "significant".

In response to this comment, the Company disclosed in its quarterly report for the fiscal quarter ended September 30, 2008 that there were no changes in its internal controls over financial reporting during the reporting period that materially affected are were reasonably likely to impact such controls.  The Company undertakes in future filings to provide the information set forth in the comment above and not just those changes determined by the Company to be significant.

Very truly yours,

/s/ Chad J. Wiener
Chad J. Wiener

CWIENER:dab